SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1
                                TO
                          SCHEDULE 14D-1
                Tender Offer Statement Pursuant to
     Section 14(d)(1) of the Securities Exchange Act of 1934
                    -------------------------
                     New West Eyeworks, Inc.
                    (Name of Subject Company)
                       NW Acquisition Corp.
            National Vision Associates, Ltd. (Bidders)

              Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           649156 10 6
              -------------------------------------
              (CUSIP Number of Class of Securities)
                       ___________________

      James W. Krause,  Chairman and Chief Executive Officer
                 National Vision Associates, Ltd.
                       296 Grayson Highway
                  Lawrenceville, Georgia  30045
                          (770) 822-3600
 -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications on Behalf of Bidders)

                            COPIES TO:
                      Mitchell Goodman, Esq.
                 National Vision Associates, Ltd.
                       296 Grayson Highway
                  Lawrenceville, Georgia  30045
                         (770) 822-3600

                     David A. Stockton, Esq.
                     Kilpatrick Stockton LLP
                1100 Peachtree Street, Suite 2800
                     Atlanta, Georgia  30309
                          (404) 815-6500

                    CALCULATION OF FILING FEE
==============================================================
         Amount of
     Transaction Valuation*                  Filing Fee*
--------------------------------------------------------------
        $71,615,245                          $14,323.05
==============================================================
* Estimated for purposes of calculating amount of filing fee only as described in the original filing; amount previously paid.
[x]  Check box if any part of the fee is offset as provided by
   Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

<CAPTION
Amount Previously Paid:  $14,323.05        Filing Party: NW Acquisition Corp. and
                                                         National Vision Associates, Ltd.
Form or Registration No.: Schedule 14D-1   Date Filed:   July 20, 1998
/TABLE

     National Vision Associates, Ltd. and its wholly-owned subsidiary, NW Acquisition Corp., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on July 20, 1998, with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of New West Eyeworks, Inc. Capitalized terms not defined in this Amendment No. 1 have the meanings assigned to them in the Tender Offer Statement.

Item 10.  Additional Information.

     Item 10(f) is hereby supplemented as follows:

     The Purchaser extended the Expiration Date of the Offer until Midnight, Eastern Time, on Tuesday, September 29, 1998. A press release issued by Parent before the opening of trading on August 18, 1998 relating to the extension of the Offer is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

     The Purchaser disseminated a statement regarding the extension of the Expiration Date of the Offer (the "Extension of Expiration Date") to the shareholders of the Company on August 17, 1998. The Purchaser files such Extension of Expiration Date as Exhibit (a)(9) to the Schedule 14D-1 and incorporates herein such Extension of Expiration Date by reference.

     As part of the Extension of Expiration Date, the Purchaser confirmed certain information concerning its rights to terminate the Offer based on any conditions listed in Section 13 of the Offer to Purchase. See the fourth paragraph of the Extension of Expiration Date, which is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     (a)(9)    Extension of Expiration Date.

     (a)(10) Text of Press Release of National Vision Associates, Ltd. with respect to extension of expiration date.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1998

                         NW ACQUISITION CORP.

                         By: /s/ JAMES W. KRAUSE
                         Name:  James W. Krause
                         Title:  Chairman and Chief Executive Officer

                         NATIONAL VISION ASSOCIATES, LTD.

                         By: /s/ JAMES W. KRAUSE
                         Name:  James W. Krause
                         Title:  Chairman and Chief Executive Officer

                              EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT NAME

(a)(9)         Extension of Expiration Date.
(a)(10)        Text of Press Release of National Vision Associates, Ltd.
               with respect to extension of expiration date.